EXHIBIT 99.1

Alio Gold Announces Updated Life of Mine Plan for Florida Canyon

VANCOUVER, British Columbia, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), is pleased to report the results of an updated Life of Mine Plan for it’s 100% owned Florida Canyon Mine in Pershing County Nevada, USA.  An associated NI 43-101 compliant technical report is being prepared by SRK Consulting and will be filed on SEDAR no later than March 1, 2019.

Florida Canyon Life of Mine Plan Highlights

  After-tax NPV5% of $105 million based on a $1,300 per ounce gold price
  Proven and Probable Mineral Reserves of 1.01 million ounces gold (85.9 million tonnes at 0.37 g/t gold) based on a pit designed to maximize project economics at $1,250/oz gold price
  Near-term production growth: 47,4001 ounces produced in 2018 expected to increase to 62,200 ounces in 2019, and to an average of 75,000 ounces per year for the next 8 years
  Life of mine (“LOM”) gold production of 734,000 ounces with a 9.8 year mine life
  LOM free cash flow of $138 million, after tax, at $1,300/oz gold
  Capital expenditures of $81.9 million expected over the LOM, including replacement of mining fleet
  LOM cash costs of $903 per ounce of gold and all-in sustaining costs of $1,058 per ounce of gold
  LOM gold recovery of 71%
  Potential for further production growth with the restart of the Standard Mine, a past producing mine adjacent to Florida Canyon
  Further strategic value to be studied in the sulphide deposit underlying the oxide reserves

"This positive Life of Mine Plan confirms the value of Florida Canyon that we saw when we acquired the mine last year," said Greg McCunn, Chief Executive Officer.  "The mine produced 47,400 ounces of gold in 2018 and the ramp up progressed well over the fourth quarter.  In 2019, we expect Florida Canyon to produce approximately 60,000 ounces of gold at a cash cost of approximately $1,000/oz.  We expect to spend approximately $10 million in capital in 2019, including an expansion to the leach pad and key infrastructure around the crushing circuit to eliminate re-handling of the ore ahead of the crusher, which we expect will reduce operating costs.

"We anticipate needing to begin replacing our mining fleet in 2020.  This Life of Mine Plan assumes we will replace the existing CAT 785 fleet over a period of time with new equipment.  In 2019 we will be evaluating alternative options to reduce the sustaining capital requirements as well as potentially reducing the truck size to CAT 777’s to allow narrower ramps in the pits.

"Additionally, we believe that there are a number of opportunities to enhance the value of Florida Canyon that we will evaluate in 2019 including the restart of the adjacent Standard Mine and the strategic value of the sulphide deposit underlying the oxide reserves."

Florida Canyon Overview

The Florida Canyon mine is located halfway between Lovelock and Winnemucca in the state of Nevada. The mine sits immediately adjacent to Interstate 80 and is located approximately 210 kilometres northeast of Reno, Nevada. The Mine operated between 1986 through 2004; and 2007 to 2011, recovering over 2.3 million ounces of gold.  The Standard Mine operated between 2004 and 2007, and again between 2011 through the second quarter of 2015. The Florida Canyon mine was re-started in 2017 with commercial production declared in December 2017.  Alio Gold holds a 100% interest in the Florida Canyon Mine through its wholly-owned subsidiary Alio Gold US Inc.

Mineral Resource Estimate

The LOM Plan was developed based on the Measured and Indicated Mineral Resource Estimate prepared by SRK Consulting dated July 31, 2018 (filed on SEDAR on November 30, 2018, see news release dated October 18, 2018).

Florida Canyon: Oxide Resources (Inclusive of Mineral Reserves) July 31, 2018 $1,350/oz gold

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
TOTAL	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

* See Notes on Mineral Resources at end of this news release.

Mineral Reserve Estimate

A Mineral Reserve Estimate was produced using a combination of the ultimate pit design, cut-off grade, and production schedule.  The cut-off grade determines whether material is processed as ore or disposed of as waste. The grade is the gold fire assay grade of the material and the cut-off is the value at which the revenue of the ore is more than the cost of processing, general and administrative costs and associated sustaining capital costs, less the differential haulage cost between ore and waste. The cut-off grade used for Central, Central North, Jasperoid Hill and Main mining areas was 0.17 g/t, while Radio Towers cut-off was 0.21 g/t.

Florida Canyon: Oxide Reserves November 1, 2018 $1,250/oz gold

	Proven			Probable			Proven & Probable
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central	28,293	0.36	331	2,605	0.32	27	30,899	0.36	358
Central North	5,725	0.37	68	2,018	0.37	24	7,744	0.37	92
Main	20,496	0.33	217	4,932	0.31	49	25,428	0.33	267
Jasperoid Hill	2,000	0.39	25	830	0.30	8	2,831	0.37	34
Radio Towers	16,731	0.44	235	2,219	0.39	28	18,950	0.43	263
TOTAL	73,246	0.38	876	12,605	0.34	136	85,852	0.37	1,013

*See Notes on Mineral Reserves at the end of this release.

Mining and Processing

Florida Canyon uses a standard open pit mining method with conventional drilling and blasting to liberate ore and waste. Ore is sourced from five primary areas:  Main, Central, Central North, Jasperoid Hill and Radio Towers.  Waste is hauled to three waste dump locations to minimize haulage distances.  The LOM strip ratio is estimated to be 1.03 tonnes of waste per tonne of ore.

Ore is currently dumped onto a run-of-mine stockpile where a front-end loader trams ore into a two stage, open circuit crushing circuit.  Ore is crushed to a P80 of approximately 1.5 inches and agglomerated before being re-loaded into haul trucks and stacked on conventional heap leach pads where it is irrigated with cyanide solution.  Gold is recovered from solution in the form of doré via a conventional carbon-in-column adsorption, stripping and electrowinning circuit.  The doré is transported off-site for further refining into gold and silver metal.  Gold recovery is estimated to be 71% based on metallurgical testing as well as current and past operating results.

In 2019, planned capital expenditures will be employed to expand the existing leach pad as well as construct a dump-pocket ahead of the primary crushing circuit.  The dump-pocket will eliminate the need for re-handling of ore ahead of the crushing circuit, allowing haul trucks to direct dump ore.

Scheduling of Mineral Reserves was based on the limitation of processing, approximately 8.7 million tonnes per annum of ore through the crushing circuit.  The LOM Plan is summarized in the following table.

Year	Ore Mined (Mt)	Waste Mined (Mt)	Strip Ratio (waste:ore)	Gold Grade (g/t)	Gold Produced (ounces)
2019	8.62	4.01	0.47	0.34	62.2
2020	8.71	8.46	0.97	0.34	67.4
2021	8.71	10.71	1.23	0.37	73.3
2022	8.71	10.94	1.26	0.36	72.1
2023	8.71	8.70	1.00	0.40	79.3
2024	8.71	6.28	0.72	0.42	82.6
2025	8.71	12.42	1.43	0.35	68.6
2026	8.71	14.32	1.64	0.43	85.5
2027	8.71	8.27	0.95	0.36	70.8
2028	6.67	3.51	0.53	0.32	48.3
2029	-	-	-	-	24.1
Total	84.96	87.62	1.03	0.37	734.2

Figures may not total due to rounding, totals not exactly equal to Mineral Reserves as November and December 2018 production excluded from above (Footnote 2)

Operating Costs

Operating costs were estimated for the LOM Plan based partially on first principles and partially on actual operating data from the mine site.  Unit costs were estimated as follows.

Operating Costs	Units	Value
Mining	$/t mined	$1.93
Processing	$/t processed	$3.23
General & Administrative	$M/annum	$5.3

Mining costs were developed based on the existing owner mining unit operations and estimated truck haulage schedules and distances.  As the existing truck fleet is expected to be replaced, maintenance costs were based on first principals for new equipment.  Processing costs were estimated based on current operations, with adjustments to the operating cost following capital improvements to eliminate re-handling of ore ahead of the crusher.  Key cost drivers in the cash costs are:

  Diesel Fuel Price $0.658/litre and 0.398 litres/tonne mined consumption
  Explosives $0.562/kg and 0.185kg/tonne mined (blended ANFO and heavy ANFO cost)
  Cyanide Cost $2.59/kg and 0.24 kg/tonne consumption
  Lime Cost $0.29/kg and 1.05 kg/tonne consumption

Unit costs were applied to the mine plan, resulting in expected LOM cash cost expenditures of $663 million, or $903/oz of gold produced.

In addition to cash costs, $3.48 per ounce of gold has been allowed for charges from the refinery to refine doré into saleable gold.  This cost is based on the current precious metals refining contract.  In addition, Florida Canyon production is subject to two royalties payable to third parties based on gold revenues:  a 2.5% Net Smelter Return royalty and a 3.5% royalty based on Net Smelter Return less allowable deductions.  The two royalties equate to 4.6% of net revenues at $1,300/oz gold price, or $60/oz.

Cash Costs and AISC per Gold Sold ($/oz)

	Life-of-Mine ($M)	$/oz
Mining	332	453
Processing	274	374
General & administrative	56	76
Total cash costs	662	903
Refining Charges	3	4
Royalties (at $1,300/oz gold)	44	60
Sustaining capital	68	92
All-in Sustaining Costs	777	1,058

* Figures may not total due to rounding

Capital costs for the LOM are anticipated to be primarily for the replacement of the current mining equipment, construction of additional leach pad capacity, upgrading process equipment and improving crusher production and efficiency.  LOM capital was estimated at $81.9 million. A portion of these costs are required to sustain operations ($67.7 million), while a portion are targeted at reducing operating costs and improving reliability ($5.5 million).  A contingency was added to the capital cost estimates where appropriate, totalling $8.7 million.

Capital Costs Estimates	Life-of-Mine ($M)
Sustaining Capital	67.7
Other Capital	5.5
Contingency	8.7
Total Capital Costs	81.9

Sustaining capital is anticipated to be predominantly for the replacement of the existing mining fleet which is expected to start in 2020 and construction of four expansions to the existing heap leach pad.  Total anticipated sustaining capital of $67.7 million over the LOM equates to $92/oz of gold produced.  Expected All-in-Sustaining Costs (“AISC”) for the LOM are $777 million, or $1,058/oz of gold produced.

Cash Flow Estimates

Annual cash flows were estimated for the LOM based on revenues projected at a long-term gold price of $1,300/oz and totalled $954 million LOM.  Historically, Florida Canyon has produced approximately 0.88 ounces of silver for every ounce of gold.  Silver has not been modeled in the Mineral Reserve Estimate and as such, no credit has been taken in this study for silver revenue.  In 2018, Florida Canyon generated approximately $0.5 million in revenue from silver.

Expected AISC totalling $777 million as described above were deducted from the revenues.  In addition, closure cost net of future bond releases was estimated based on forecast disturbances at the end of the mine life totalling $16.8 million.

Estimates for taxes payable include the Nevada Net Proceeds tax of 5% of taxable income, US Federal tax at 21% of taxable income, property taxes and Nevada State Mining tax.

Free cash flow is defined as revenues less AISC, non-sustaining capital, taxes and closure costs and totals an expected $138 million LOM.  Discounting these cashflows using a 5% discount rate results in a net present value of $105 million for the LOM.

($ Million)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Revenue	80.9	87.6	95.3	93.8	103.1	107.4	89.2	111.1	92.1	62.7	31.3				954.4
Mining	27.3	33.6	36.2	36.3	34.3	32.3	37.5	44.6	31.3	18.9	0.0				332.5
Processing	27.1	27.4	27.4	27.4	27.4	27.4	27.4	27.4	27.4	21.0	7.5				274.4
G&A	5.3	5.3	5.3	5.3	5.3	5.3	5.3	5.3	5.3	5.3	2.7				56.0
Total Cash Costs	59.8	66.3	68.9	69.0	67.0	65.0	70.2	77.3	64.0	45.2	10.2				662.9
Refining Charges	0.2	0.2	0.3	0.3	0.3	0.3	0.2	0.3	0.2	0.2	0.1				2.6
Royalties	3.7	4.0	4.4	4.3	4.7	4.9	4.1	5.1	4.2	2.9	1.4				43.9
Sustaining Capital	5.7	12.6	14.2	15.1	7.0	6.9	3.6	2.0	0.6	0.0	0.0				67.7
Total AISC	69.4	83.1	87.7	88.7	79.1	77.1	78.1	84.8	69.1	48.3	11.7				777.1
Other Capital	4.6	4.4	2.0	2.0	0.5	0.4	0.2	0.1	0.0	0.0	0.0				14.2
Tax	1.6	1.2	1.0	0.4	0.8	1.5	0.4	0.4	0.4	0.4	0.2	0.2	0.2	0.2	8.7
Closure Costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7	3.4	3.4	8.4	16.8
Free Cash Flow	5.3	-1.1	4.6	2.7	22.7	28.4	10.4	25.8	22.6	14.1	17.7	-3.5	-3.5	-8.6	137.6
Discount Factor (5%)	1.000	0.952	0.907	0.864	0.823	0.784	0.746	0.711	0.677	0.645	0.614	0.585	0.557	0.530
Net Present Value	5.3	-1.0	4.2	2.4	18.7	22.2	7.8	18.4	15.3	9.1	10.9	-2.1	-2.0	-4.5	104.5

Economic Sensitivity to Gold Prices

The net present value and LOM expected free cash flow is sensitive to the long-term price of gold, as follows.

Gold Price	NPV (5%)	LOM Cashflow
$/oz	$ M	$M
1,200	51	71
1,250	78	105
1,300	105	138
1,350	131	170
1,400	156	202
1,450	181	233
1,500	205	263

Opportunities

A number of opportunities were outlined in the LOM plan that could enhance operating efficiency and reduce operating costs at the Florida Canyon Mine.  In addition, the Company expects to begin work in 2019 on two important opportunities to enhance value.

Standard Mine

The Standard Mine is located approximately 4 km south and immediately adjacent to Florida Canyon Mine.  This LOM Plan does not consider the Standard Mine in its Mineral Resource, Reserve or production estimates.  The open-pit heap-leach mine operated between 2004 and 2007 as a run-of-mine heap leach and then more recently from 2011 to 2015 with ore crushing to a P80 of approximately 1.5 inches.  Over this period, the mine produced approximately 500,000 ounces of gold from ore grading 0.62 g/t gold.  In 2018, the Florida Canyon operations continued to circulate non-cyanide bearing solution through the Standard heap leach pad, trucking carbon to the Florida Canyon refinery occasionally for stripping.  Gold production from Standard was approximately 1,000 ounces in 2018.

In 2019, the Company expects to complete geological mapping focused on the current plan of operations boundary in known satellite deposits.  A non-43-101 compliant, historical mineral resource estimate will be investigated with the intent of bringing it up to current mineral resource standards including building a geological model and updating the historic resource models.

Sulphides Underlying the Existing Florida Canyon Mineral Resource Area

Historical and more recent drilling in 2017 have shown a significant amount of sulphide mineralization underlying the oxide mineralization in the current Florida Canyon Mineral Resource.  In the historical drilling a total of 262 drill holes (241 reverse circulation and 21 core) touched or penetrated the sulfide body and yielded an average grade of 2.36 g/t gold in the sulfide zone with gold values as high as 100 g/t in a northeast oriented structural zone.

More recently, Rye Patch Gold completed scouting drilling of the sulphide zone (see news release filed on its SEDAR profile at www.sedar.com dated November 29, 2017).  The reverse circulation drill program was designed to test the distribution of the sulphide body and validated the current geologic model and ore controls. The three gold zones identified in drill hole FCR-17-015 consist of 35.1 metres grading 2.08 g/t gold starting at 88.4 metres, 57.9 metres grading 1.30 g/t gold starting 129.5 metres, and 15.2 metres grading 1.08 g/t gold starting at 236.2 metres. The grades reported are non-continuous in the specified intervals, using a 1.0 g/t gold cut off.  The drill hole was located in an untested sulfide area between the Central and Main pits. The intersections confirm the notion that the mineralization has a similar structural geometry to the oxide zone thus connecting the two zones. The multiple intercepts demonstrate a substantial thickness and breadth of the sulphide zone.

Drill hole FCR-17-016 identified two gold zones including 70.1 metres grading 2.94 g/t gold starting at 79.2 metres and 56.4 metres grading 2.60 g/t gold starting at 164.6 metres, also non-continuous using a 1.0 g/t gold cut off. The drill hole was located along the northern portion of the sulfide body where existing assay information suggested lower grade in the sulfide zone. The drill hole shows the historic data will need more off-set and twin drill holes to confirm grade distribution and tenor.

In 2019, the Company expects to evaluate potential strategic partnerships to jointly investigate the potential for producing a gold-bearing sulphide concentrate suitable for treatment at other Nevada gold production facilities.

Footnotes:

  Approximate 2018 gold production subject to finalization and refinery adjustments
  Mineral Reserves were estimated based on surveyed pit surfaces at November 1, 2019.  The production schedule excludes actual production from November 1, 2018 to December 31, 2018.  In addition, gold production in the final years of operation include recovery of gold in inventory in the heap leach pads as at November 1, 2018.  As such, Mineral Reserves are not equal to scheduled gold production LOM.

Notes on Mineral Resources

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate;
  Au recovery is based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model.  To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR;
  The resource model was constructed in US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. NSR cut-offs and costs in the notes below are expressed in US$/short ton (ston);
  Resources are reported using a NSR cutoff grade of US$3.99/ston for the Central area, US$4.09/ston for the Central N. and Jasperoid Hill areas, US$3.94/ston for the Main and Radio Towers areas, US$4.04/ston for the Radio Towers N. area, and US$3.99/ston for the Radio Towers2 area. The variable NSR cutoffs reflect differences in haulage cost;
  Resources in the table above are grouped by major mining area.  Central and Central N. were combined, as were all Radio Towers mining areas.;
  Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: US$1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area , US$2.80/toz Au Sales Cost, US$1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base mineralized material  processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps; and
  Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Notes on Mineral Reserves

  Mineral Reserves have an effective date of 1 November 2018. The Qualified Person for the estimate is Mr. Justin Smith, P.E., SME-RM.
  The Mineral Reserves and Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
  The reserve was developed using US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. Cut-offs and costs in the notes below are expressed in ounces per short ton (oz/ston) and US$/short ton ($/ston);
  Reserves are reported within a designed pit using a cutoff of 0.006 oz/ston for the radio towers mining area and 0.005 oz/ston for all other areas.
  The mineral reserves are based on a pit design which in turn aligns with an ultimate pit shell selected from a Lerchs-Grossmann pit optimization exercise. Key inputs for the reserve cutoff calculation are:
    A metal price of $1,250/oz Au;
    Ore mining costs by area ranging from $1.42/ston to $2.67/ston;
    Waste mining costs by area ranging from $1.24/ston to $1.83/ston;
    Crushing and processing costs of $2.85/ston ore;
    General and administration costs of $1.02/ston milled;
    Pit slope angles varying from 32.5 to 45 degrees; and
    Process recoveries of 70%.
  Mining dilution is assumed to be 5% at zero grade;
  Ore loss is assumed to be 5%;
  The ultimate pit includes 88.8 million tonnes of waste for a stripping ratio of 1.03 tonnes of waste per tonne of ore; and
  All figures are rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Qualified Persons

The resource estimate and related geologic modeling were conducted by, or under the supervision of Tim Carew, M.Sc. P.Geo. of SRK Consulting (U.S.), Inc., Reno, Nevada. The mine planning and related reserve estimate were conducted by, or under the supervision of Justin Smith, P.E., SME-RM. of SRK Consulting (U.S.), Inc., Reno, Nevada.  The Capital Cost Estimates were conducted by Kent Hartley, P.E. of SRK Consulting (U.S.), Inc., Reno, Nevada with the exception of the 2019 capital cost budget, which was completed by the Florida Canyon Mine site staff and approved by the Alio Gold board of directors.  The Operating Cost Estimates and financial analysis were conducted by, or under the supervision of Tom Bagan, P.E., MBA, SME-RM, of Thomas H. Bagan, LLC., Sparks, Nevada.  The metallurgical processing and recovery estimates were conducted by, or under the supervision of Jeffrey Woods, SME MMSA QP of Woods Process Services, Denver Colorado.

Messer’s Carew, Smith, Hartley, Bagan and Woods are Qualified Persons independent of Alio Gold for the purposes of NI 43-101 and have reviewed and approved the technical content contained herein.

Technical Report

A National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report that summarizes the results of the LOM Plan and incorporates the initial mineral reserve statement for Florida Canyon will be filed within 45 days on SEDAR and on the Company’s website (the “Technical Report”).  For readers to fully understand the information in this news release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the LOM Plan. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the Florida Canyon Mine, the LOM of the Florida Canyon Mine, revenue and cash flows generated by the operation of the Florida Canyon Mine, operating, capital, cash, closure and all in sustaining costs associated with the Florida Canyon Mine, gold grades and recovery at the Florida Canyon Mine, mining rates, strip ratios at the Florida Canyon Mine and future taxes payable by the Company and its subsidiaries; the Florida Canyon Mine mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, the restart of the Standard Mine and potential future production growth resulting therefrom, plans with respect to the sulphide deposit at the Florida Canyon Mine and the benefits expected to be derived therefrom and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Florida Canyon Mine; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 14, 2018 and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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